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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934
                           (Amendment No. ________)*




                       Phoenix Information Systems Corp.
                       ---------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title or Class of Securities)


                                  719077 10 9
                                  -----------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 719077 10 9                     13G                  Page 2 of 8 Pages


1.       NAME OF REPORTING PERSON:

         Robert P. Gordon

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

         (a)     [   ]
         (b)     [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER: 7,715,830 (includes 27,052 shares owned directly, and 7,688,778 options exercisable within 60 days of 12/31/95)

         6.      SHARED VOTING POWER:  -0-

         7. SOLE DISPOSITIVE POWER: 7,715,830 (includes 27,052 shares owned directly, and 7,688,778 options exercisable within 60 days of 12/31/95)

         8.      SHARED DISPOSITIVE POWER:  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         7,715,830 (includes 27,052 shares owned directly, and 7,688,778 options exercisable within 60 days of 12/31/95)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 15.26% (see response to Item 4)

12.      TYPE OF REPORTING PERSON*:   IN




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CUSIP No.  719077 10 9                 13G                     Page 3 of 8 Pages





1.       NAME OF REPORTING PERSON:

         Harvest International of America, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  59-2958043

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.      SOLE VOTING POWER:  3,403,263

         6.      SHARED VOTING POWER:  -0-

         7.      SOLE DISPOSITIVE POWER:  3,403,263

         8.      SHARED DISPOSITIVE POWER:  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         3,403,263

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:
         [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.9% (see response to Item 4)

12.      TYPE OF REPORTING PERSON*:  CO






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CUSIP No.  719077 10 9                13G                      Page 4 of 8 Pages





1.       NAME OF REPORTING PERSON

         Visitor Services, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   65-0374809

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

         (a)     [ ]
         (b)     [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.      SOLE VOTING POWER:  714,104

         6.      SHARED VOTING POWER:  -0-

         7.      SOLE DISPOSITIVE POWER:  714,104

         8.      SHARED DISPOSITIVE POWER:   -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  714,104

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:
         [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 1.67% (see response to Item 4)

12.      TYPE OF REPORTING PERSON*:   CO






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Item 1.

         (a)     Name of Issuer:  Phoenix Information Systems Corp.

         (b)     Address of Issuer's Principal Executive Offices:
                                            100 Second Avenue South, Suite 1100
                                            St. Petersburg, Florida  33701

Item 2.

         (a)     Name of Persons Filing
         (b)     Address of Principal Business Office
         (c)     Citizenship

                 Robert P. Gordon
                 100 Second Avenue South, Suite 1100
                 St. Petersburg, Florida  33701
                 (United States Citizen)

                 Harvest International of America, Inc.
                 100 Second Avenue South, Suite 1100
                 St. Petersburg, Florida  33701
                 (Delaware Corporation)

                 Visitor Services, Inc.
                 100 Second Avenue South, 10th Floor
                 St. Petersburg, Florida  33701
                 (Florida Corporation)

         (d)     Title of Class of Securities:  Common Stock

         (e)     CUSIP Number:  719077 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not applicable.

Item 4.  Ownership   See Note (1) below.

ROBERT P. GORDON

         (a) Amount beneficially owned: 7,715,830 (includes 27,052 shares owned directly, and 7,688,778 options exercisable within 60 days of 12/31/95) See Note (2) below.

         (b)     Percent of class: 15.26%

         (c)     Number of shares as to which such person has:

                 (i)      Sole power to vote or to direct the vote:  7,715,830





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                 (ii)     Shared power to vote or to direct the vote:  none.

                 (iii)    Sole power to dispose or direct the disposition of:
                          7,715,830

                 (iv) Shared power to dispose or to direct the disposition of: none.

HARVEST INTERNATIONAL OF AMERICA, INC.

         (a)     Amount beneficially owned:  3,403,263

         (b)     Percent of class:  7.9%

         (c)     Number of shares as to which such person has:

                 (i)      Sole power to vote or to direct the vote:  3,403,263

                 (ii)     Shared power to vote or to direct the vote:  none.

                 (iii)    Sole power to dispose or direct the disposition of:
                          3,403,263

                 (iv) Shared power to dispose or to direct the disposition of: none.

VISITOR SERVICES, INC.

         (a)     Amount beneficially owned:  714,104

         (b)     Percent of class:  1.67%

         (c)     Number of shares as to which such person has:

                 (i)      Sole power to vote or to direct the vote:  714,104

                 (ii)     Shared power to vote or to direct the vote:  none.

                 (iii)    Sole power to dispose or direct the disposition of:
                          714,104

                 (iv) Shared power to dispose or to direct the disposition of: none.

Notes

(1) The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of
     Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) or 13(g) of the Securities Exchange Act of 1934.





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(2)  Assumes the exercise in full of 7,622,778 stock options granted to Mr.
     Gordon, exercisable from 12/22/93 expiring on 12/22/98, and options granted to Mr. Gordon for his director services, of which 35,000 will have vested and will be exercisable 60 days after December 31, 1995.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

          Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends, if any, from, or the proceeds from the sale of, the Common Stock of Phoenix Information Systems Corp.

          This Schedule 13G is being filed by Robert P. Gordon, Harvest International of America, Inc. ("HIA"), an affiliate of Phoenix Information Systems Corp. (the "Issuer"), and Visitor Services, Inc. ("VSI"), an affiliate of the Issuer. Mr. Gordon controls both HIA and VSI by virtue of his beneficial ownership of a majority of HIA's and VSI's voting stock.

          As a result of his status as control shareholder of both HIA and VSI, Mr. Gordon is deemed to be the beneficial owner of and has the authority to dispose of and vote certain shares (the "Shares") of the outstanding common stock of the Issuer. Mr. Gordon's ownership as shown in Item 4 above does not include shares owned by HIA or VSI, which ownership is separately identified in
Item 4.

          This Schedule 13G is being filed by Robert P. Gordon on behalf of Mr. Gordon, HIA and VSI.

          The Issuer became a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act"). in August of 1995.
Mr. Gordon, HIA and VSI acquired their interests prior to that date and are therefor filing this initial Schedule 13G pursuant to Section 13(g) of the Act.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           Not applicable - this statement is not being filed pursuant to Rule 13d-1(b).





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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated this 26th day of June, 1996.


                                  /s/ Robert P. Gordon
                                  ---------------------------------------------
                                  Robert P. Gordon


                                  HARVEST INTERNATIONAL OF AMERICA, INC.

                                  By:  /s/ Robert P. Gordon
                                  ---------------------------------------------
                                         Robert P. Gordon, President


                                  VISITOR SERVICES, INC.

                                  By:  /s/ Robert P. Gordon
                                  ---------------------------------------------
                                         Robert P. Gordon, Chairman and CEO





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